October 9, 2024

Raymond Peng Lei
Acting Co-Chief Executive Officer
HUYA Inc.
Building A3, E-Park
280 Hanxi Road
Panyu District , Guangzhou 511446
People   s Republic of China

       Re: HUYA Inc.
           Form 20-F for the Fiscal Year Ended December 31, 2022
           Form 20-F for the Fiscal Year Ended December 31, 2023
           File No. 001-38482
Dear Raymond Peng Lei :

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology